Coincheck Group B.V.

Hoogoorddreef 15, 1101 BA

Amsterdam, Netherlands

November 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, DC 20549

Attention: Sandra Hunter-Berkheimer

Re:	Coincheck Group B.V. (the “Company”)
Registration Statement on Form F-4
Filed November 7, 2024
File No. 333- 279165

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333- 279165) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on November 12, 2024 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Mark Brod of Simpson Thacher & Bartlett LLP at +1 (212) 455-2163, or if he is unavailable, Taki Saito of Simpson Thacher & Bartlett LLP at +81-3-5562-6214, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

Coincheck Group B.V.

By:	/s/ Gary A. Simanson
Name:	Gary A. Simanson
Title:	Executive Director and Chief Executive Officer

Coincheck, Inc.
By:	/s/ Satoshi Hasuo
Name:	Satoshi Hasuo
Title:	Chairman, Representative Director and Executive Director

cc:

Simpson Thacher & Bartlett LLP

Mark Brod

Taki Saito

Nelson Mullins Riley & Scarborough LLP

Jon Talcott

Peter Strand